SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2009

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

March 31, 2009

Comisión Nacional Supervisora
de Empresas y Valores
CONASEV

Reference: Material Event

Dear Sirs:

Our company, Credicorp Ltd. (NYSE: BAP) in accordance with article 28 of the Peruvian Capital Markets Law and the CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10.0 as modified by CONASEV Resolution number 009-2003-EF/94.10, hereby notify you of the following “Material Event”:

In the Annual General Meeting of Shareholders, held on March 31, 2009 the following agreements were approved with the required quorum being represented:

1.	The Annual Report of the Company for the financial year ended December 31, 2008

2.
The audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2008 including the report of the independent auditors, Medina, Zaldívar, Paredes y Asociados a member firm of Ernst & Young.

3.
The designation of Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young,,  as the external auditors of the Company to hold office for a period of 5 years, starting in the financial year 2009  in accordance with the proposal and recommendation of the Audit Committee and authorization by the  Board  of Directors to approve the auditor’s fees who in turn have delegated such function to the Audit Committee.

In our letter dated March 02, 2009, as Material Event, we informed you that the Board of Directors of Credicorp, according to the faculties established in the By-law of the company, approved in its session held on February 27, 2009, the distribution of 2008 earnings and the total amount of cash dividend with its corresponding record date and payable date.

In that opportunity, we also included a copy of the Annual Report and the Report of the external auditors for the year 2008, as well as the Additional Information Document, according to CONASEV establish procedures.  These documents have not been modified.

On the other hand, at the Board of Directors session held on March 31 2009 along with the Annual Shareholder’s Meeting the following agreements were approved:

1.
The acceptance of the resignation of Mr. Dionisio Romero Seminario to the position as Chairman of the Board of Directors. Mr. Romero Seminario also communicated his decision of retiring from Credicorp and its subsidiaries.

2.	The election of Mr. Dionisio Romero Paoletti as the Chairman of the Board of Directors

3.	The designation of the following directors to be part of Credicorp’s audit committee: Mr. Reynaldo Llosa Barber as President Mr. Germán Suárez Chávez and Mr. Benedicto Cigueñas Guevara as Advisor

Sincerely,

Fernando Palao
CREDICORP LTD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2009

CREDICORP LTD.

By:	/s/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.